August 13, 2026

Lucas Foss, President

Financial Investors Trust

1290 Broadway, Suite 1000

Denver, CO 80203

Re:	Seafarer Overseas Growth and Income Fund and Seafarer Overseas Value Fund (each a “Fund,” and collectively, the “Funds”), a Series of the Financial Investors Trust (the “Trust”)

Dear Mr. Foss:

This letter confirms the agreement of Seafarer Capital Partners, LLC (the “Adviser”) with the Trust to contractually limit the total amount of the “Management Fees” and “Other Expenses” that it is entitled to receive from the Funds.

To the extent the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) of a Fund (inclusive of acquired fund fees and expenses other than acquired fund fees and expenses incurred in connection with investments in money market funds and other cash management vehicles, and exclusive of brokerage expenses, interest expense, taxes and extraordinary expenses), exceed 1.35% for Retail Class shares, 1.15% for Investor Class shares and 1.05% for Institutional Class shares, respectively, of the average daily net assets, the Adviser shall reimburse such Fund (or class as applicable) by the amount of such excess, subject to recapture as described below. Such reimbursement may include waiving all or a portion of the Adviser’s Management Fee. The reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

The Adviser further agrees that such reimbursements for the Fund are effective as September 1, 2026, and shall continue at least through August 31, 2027.

The Adviser will be permitted to recapture, on a class-by-class basis, expenses it has reimbursed through this letter agreement to the extent that a Fund’s expenses in later periods fall below the annual rates set forth in this letter agreement; provided, however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture. Notwithstanding the foregoing, the Fund will not pay any such fees and expenses more than three years after the date on which the fees or expenses were deferred. In addition, if the Adviser ceases to serve as investment adviser to a Fund as a consequence of (i) a fund reorganization in which the Fund is not the surviving entity or (ii) the hiring of a new investment adviser who is not an affiliate of the Adviser, the Fund will cease to be obligated to pay to Adviser any such outstanding reimbursable fees and expenses, effective upon the effective date of such event.

SEAFARER CAPITAL PARTNERS, LLC

By:	/s/ Michelle Foster
Name:	Michelle Foster
Title:	CEO

Acknowledged and accepted by:

FINANCIAL INVESTORS TRUST

On Behalf of the Fund

By:	/s/ Lucas Foss
Name:	Lucas Foss
Title:	President